UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Transaction in Own Shares dated 01 October 2021
Exhibit No. 2	Total Voting Rights dated 01 October 2021
Exhibit No. 3	Transaction in Own Shares dated 04 October 2021
Exhibit No. 4	Transaction in Own Shares dated 05 October 2021
Exhibit No. 5	Transaction in Own Shares dated 06 October 2021
Exhibit No. 6	Transaction in Own Shares dated 07 October 2021
Exhibit No. 7	Transaction in Own Shares dated 08 October 2021
Exhibit No. 8	Transaction in Own Shares dated 11 October 2021
Exhibit No. 9	Transaction in Own Shares dated 12 October 2021
Exhibit No. 10	Transaction in Own Shares dated 13 October 2021
Exhibit No. 11	Transaction in Own Shares dated 14 October 2021
Exhibit No. 12	Transaction in Own Shares dated 15 October 2021
Exhibit No. 13	Transaction in Own Shares dated 18 October 2021
Exhibit No. 14	Transaction in Own Shares dated 19 October 2021
Exhibit No. 15	Transaction in Own Shares dated 20 October 2021
Exhibit No. 16	Transaction in Own Shares dated 21 October 2021
Exhibit No. 17	Transaction in Own Shares dated 22 October 2021
Exhibit No. 18	Publication of Suppl.Prospcts dated 22 October 2021
Exhibit No. 19	Transaction in Own Shares dated 25 October 2021
Exhibit No. 20	Transaction in Own Shares dated 26 October 2021
Exhibit No. 21	Transaction in Own Shares dated 27 October 2021
Exhibit No. 22	Director/PDMR Shareholding dated 27 October 2021
Exhibit No. 23	Transaction in Own Shares dated 28 October 2021
Exhibit No. 24	Transaction in Own Shares dated 29 October 2021

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	30 September 2021
Number of ordinary shares purchased:	144,917
Highest price paid per share:	190.0000p
Lowest price paid per share:	188.6400p
Volume weighted average price paid per share:	189.4845p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,850,592,004 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,850,592,004) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6388N_1-2021-9-30.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 153,563,060 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.8554p per ordinary share.

- ENDS -

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Exhibit No. 2

1 October 2021

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2021, Barclays PLC's issued share capital consists of 16,850,592,004 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,850,592,004) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

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Exhibit No. 3

4 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	1 October 2021
Number of ordinary shares purchased:	1,445,098
Highest price paid per share:	187.0000p
Lowest price paid per share:	184.9000p
Volume weighted average price paid per share:	186.5038p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,849,169,584 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,849,169,584) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8159N_1-2021-10-1.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 155,008,158 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.8987p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 4

05 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	04 October 2021
Number of ordinary shares purchased:	1,490,000
Highest price paid per share:	190.6800p
Lowest price paid per share:	185.7400p
Volume weighted average price paid per share:	187.7318p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,847,704,924 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,847,704,924) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9787N_1-2021-10-4.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 156,498,158 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.9542p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 5

06 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	05 October 2021
Number of ordinary shares purchased:	677,917
Highest price paid per share:	190.0000p
Lowest price paid per share:	187.8800p
Volume weighted average price paid per share:	189.2471p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,847,098,921 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,847,098,921) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1230O_1-2021-10-5.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 157,176,075 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.9857p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 6

07 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	06 October 2021
Number of ordinary shares purchased:	1,143,270
Highest price paid per share:	193.0000p
Lowest price paid per share:	190.6800p
Volume weighted average price paid per share:	192.0749p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,845,969,798 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,845,969,798) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2750O_1-2021-10-6.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 158,319,345 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.0585p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 7

08 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	07 October 2021
Number of ordinary shares purchased:	453,013
Highest price paid per share:	194.0000p
Lowest price paid per share:	191.9400p
Volume weighted average price paid per share:	192.9904p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,846,779,926 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,846,779,926) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4275O_1-2021-10-7.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 158,772,358 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.0897p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 8

11 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	08 October 2021
Number of ordinary shares purchased:	577,017
Highest price paid per share:	195.6600p
Lowest price paid per share:	193.5400p
Volume weighted average price paid per share:	194.5418p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,846,217,331 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,846,217,331) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5706O_1-2021-10-8.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 159,349,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.1348p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 9

12 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	11 October 2021
Number of ordinary shares purchased:	500,000
Highest price paid per share:	198.5400p
Lowest price paid per share:	195.9800p
Volume weighted average price paid per share:	197.3302p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,845,730,959 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,845,730,959) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7192O_1-2021-10-11.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 159,849,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.1823p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 10

13 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	12 October 2021
Number of ordinary shares purchased:	1,300,000
Highest price paid per share:	197.3600p
Lowest price paid per share:	193.9200p
Volume weighted average price paid per share:	195.8538p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,844,451,928 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,844,451,928) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8593O_1-2021-10-12.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 161,149,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.2926p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 11

14 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	13 October 2021
Number of ordinary shares purchased:	1,700,000
Highest price paid per share:	197.9600p
Lowest price paid per share:	191.4800p
Volume weighted average price paid per share:	194.8474p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,842,756,755 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,842,756,755) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0122P_1-2021-10-13.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 162,849,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.4237p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 12

15 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	14 October 2021
Number of ordinary shares purchased:	2,700,000
Highest price paid per share:	196.4000p
Lowest price paid per share:	194.1200p
Volume weighted average price paid per share:	195.2721p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,840,059,969 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,840,059,969) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1596P_1-2021-10-14.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 165,549,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.6332p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 13

18 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	15 October 2021
Number of ordinary shares purchased:	2,000,000
Highest price paid per share:	198.8200p
Lowest price paid per share:	196.0600p
Volume weighted average price paid per share:	197.5059p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,838,073,724 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,838,073,724) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2983P_1-2021-10-15.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 167,549,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.8108p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 14

19 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	18 October 2021
Number of ordinary shares purchased:	2,400,000
Highest price paid per share:	200.2500p
Lowest price paid per share:	197.3800p
Volume weighted average price paid per share:	198.5547p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,835,677,737 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,835,677,737) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4447P_1-2021-10-18.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 169,949,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.0331p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 15

20 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	19 October 2021
Number of ordinary shares purchased:	2,300,000
Highest price paid per share:	200.1000p
Lowest price paid per share:	198.6600p
Volume weighted average price paid per share:	199.6358p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,833,377,737 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,833,377,737) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5899P_1-2021-10-19.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 172,249,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.2548p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 16

21 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	20 October 2021
Number of ordinary shares purchased:	3,400,000
Highest price paid per share:	200.1000p
Lowest price paid per share:	196.0400p
Volume weighted average price paid per share:	197.9077p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,829,994,225 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,829,994,225) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7317P_1-2021-10-20.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 175,649,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.5384p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 17

22 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	21 October 2021
Number of ordinary shares purchased:	2,200,000
Highest price paid per share:	198.7000p
Lowest price paid per share:	196.0800p
Volume weighted average price paid per share:	197.5372p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,827,796,325 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,827,796,325) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8788P_1-2021-10-21.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 177,849,375 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.7116p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 18

Barclays PLC

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 3 dated 22 October 2021 to the Base Prospectus dated 11 March 2021 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0013Q_1-2021-10-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 19

25 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	22 October 2021
Number of ordinary shares purchased:	1,358,016
Highest price paid per share:	201.0500p
Lowest price paid per share:	196.8000p
Volume weighted average price paid per share:	199.3896p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,826,439,393 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,826,439,393) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0199Q_1-2021-10-22.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 179,207,391 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.8304p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 20

26 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	25 October 2021
Number of ordinary shares purchased:	1,499,776
Highest price paid per share:	203.8500p
Lowest price paid per share:	199.7400p
Volume weighted average price paid per share:	201.3911p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,824,948,157 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,824,948,157) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1935Q_1-2021-10-25.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 180,707,167 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.9761p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 21

27 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	26 October 2021
Number of ordinary shares purchased:	2,408,752
Highest price paid per share:	203.4000p
Lowest price paid per share:	200.0500p
Volume weighted average price paid per share:	201.9476p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,822,553,617 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,822,553,617) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3470Q_1-2021-10-26.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 183,115,919 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.2126p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 22

27 October 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	250,497 Shares sold at an aggregate sale price of £503,678.49 as follows:
		Price(s)	Volume(s): Number of Shares sold
		£2.0090 per Share	945

		Price(s)	Volume(s): Number of Shares sold
		£2.0095 per Share	46,220

		Price(s)	Volume(s): Number of Shares sold
		£2.0110 per Share	203,332

d)	Aggregated information - Aggregated volume - Price	Average Weighted Price	Aggregated Volume: Number of Shares sold
		£2.0107	250,497
e)	Date of the transaction	2021-10-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Global Head of Markets and Co-President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	194,533 Shares sold at an aggregate sale price of £390,873.23 as follows:
		Price(s)	Volume(s): Number of Shares sold
		£2.0091 per Share	159,552

		Price(s)	Volume(s): Number of Shares sold
		£2.0100 per Share	34,981
d)	Aggregated information - Aggregated volume - Price	Average Weighted Price	Aggregated Volume: Number of Shares sold
		£2.0093	194,533
e)	Date of the transaction	2021-10-27
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 23

28 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	27 October 2021
Number of ordinary shares purchased:	3,500,000
Highest price paid per share:	202.1000p
Lowest price paid per share:	198.9400p
Volume weighted average price paid per share:	200.2559p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,819,065,492 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,819,065,492) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4939Q_1-2021-10-27.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 186,615,919 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.5134p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 24

29 October 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	28 October 2021
Number of ordinary shares purchased:	3,300,000
Highest price paid per share:	202.2000p
Lowest price paid per share:	196.9600p
Volume weighted average price paid per share:	198.8154p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,815,788,089 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,815,788,089) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6459Q_1-2021-10-28.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 189,915,919 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.7620p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755